Exhibit 99.10

CONSENT OF YANN CAMUS

March 25, 2026

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2025 (the “Form 40-F”)

I, Yann Camus, hereby consent to the use of my name in connection with reference to my involvement in the preparation and review of the following scientific and technical information (the “Technical Information”):

●	Technical Report titled “NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine, Saint-Michel-des-Saints, Québec, Canada” with an effective date of November 12, 2025; and
●	the Mineral Resources estimate for the Current Pit-Constrained Mineral Resource for the West Zone in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2025 and the Pit-constrained Mineral Resource Estimate for the West Zone in the Company’s Annual Information Form for the year ended December 31, 2025;

and to references to the Technical Information, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Information related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I further consent to the incorporation by reference of the Technical Information into the Company’s Registration Statement on F-10 (File No. 333-291778) and any amendments thereto.

/s/ Yann Camus
Yann Camus